Exhibit 99.1

Freightos Appoints Pablo Pinillos as Chief Financial Officer

February 4, 2025 - Barcelona /PRNewswire/ - Freightos Limited (NASDAQ: CRGO), a leading vendor-neutral digital booking and payment platform for the international freight industry, today announced the appointment of Pablo Pinillos as Chief Financial Officer, effective March 1, 2025.

Pablo Pinillos brings over 20 years of global leadership experience spanning finance, strategy, and operations, with a proven track record of scaling high-growth tech companies through strategic decision-making, financial discipline, and operational efficiency. Most recently, as CFO of Coincover, he oversaw financial operations and implemented strategic initiatives to drive growth and operational excellence at a blockchain software company. Prior to that role, he served as CFO at Bitrise, a DevOps software company, where he scaled operations and drove organizational transformation during a period of rapid growth. Earlier on, during his nearly 14-year tenure at Qlik, Mr. Pinillos held several senior leadership roles, including VP of Strategic Growth and Business Transformation. At Qlik, he led transformative initiatives to align financial and operational strategies, optimize capital allocation, and enhance efficiency. His contributions were pivotal to supporting the company’s IPO and its subsequent acquisition by a private equity firm.

“Pablo’s exceptional leadership across finance, operations, and strategy, combined with his experience in financial strategy and scaling high-growth businesses, make him the ideal leader to propel Freightos forward in close partnership with me, the executive team and the board,” said Zvi Schreiber, CEO of Freightos. “We are excited to welcome Pablo as we continue to scale and digitalize the vast international freight industry.”

Pablo Pinillos remarked, “Freightos has built a category-defining platform in international freight. I am honored to join this talented team and contribute to driving the company’s continued growth, operational efficiency, and stakeholder value, as we take on the monumental task of digitalizing international freight to improve global trade.”

About Freightos

Freightos® (NASDAQ: CRGO) is the leading vendor-neutral global freight booking platform. Airlines, ocean carriers, thousands of freight forwarders, and well over ten thousand importers and exporters connect on Freightos, making world trade faster, more efficient and more resilient.

The Freightos platform digitizes the trillion dollar international freight industry, supported by a suite of software solutions that span pricing, quoting, booking, shipment management, and payments for global businesses of all shapes and sizes. Products include the Freightos Marketplace, WebCargo, WebCargo for Airlines, Shipsta by Freightos, 7LFreight by WebCargo, and Clearit.

Freightos is a leading provider of real-time industry data via Freightos Terminal, which includes the world’s leading spot pricing indexes, Freightos Air Index (FAX) for air cargo and Freightos Baltic Index (FBX) for container shipping.

More information is available at freightos.com/investors.

Contacts

Media:

Tali Aronsky

press@freightos.com

Investors:

Anat Earon-Heilborn

ir@freightos.com